SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                 Alfacell Corp.
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    015404106
                                 (CUSIP Number)


                    Paramount Capital Asset Management, Inc.
                         c/o Lindsay A. Rosenwald, M.D.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4300
                                 with a copy to:

                              David R. Walner, Esq.
                    Paramount Capital Asset Management, Inc.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4372

     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                February 20, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-
1(b)(3) or (4), check the following:    |_|

Check the following box if a fee is being paid with this Statement:  |_|


                               PAGE 1 OF 13 PAGES

------------------------------                    ------------------------------
CUSIP NO. 015404106           13D                      PAGE 2 OF 13 PAGES
------------------------------                    ------------------------------

------------------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Paramount Capital Asset Management, Inc.
------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       (a)|_| (b)|_|

------------------------------------------------------------------------------------------
3       SEC USE ONLY

------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS* OO (see Item 3 below)

------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
                                                                                     |_|
------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

------------------------------------------------------------------------------------------
                              7       SOLE VOTING POWER
                                      None
          NUMBER OF
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH


                             -------------------------------------------------------------
                              8       SHARED VOTING POWER
                                      2,250,000
                             -------------------------------------------------------------
                              9       SOLE DISPOSITIVE POWER
                                      None
                             -------------------------------------------------------------
                              10      SHARED DISPOSITIVE POWER
                                      2,250,000
------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,250,000

------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                     |_|
------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        12.5%

------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        CO

------------------------------------------------------------------------------------------

------------------------------                    ------------------------------
CUSIP NO.015404106            13D                      PAGE 3 OF 13 PAGES
------------------------------                    ------------------------------

------------------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Aries Domestic Fund, L.P.
------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                (a)|_|
                                                                                (b)|_|
------------------------------------------------------------------------------------------
3       SEC USE ONLY

------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS* OO (see Item 3 below)

------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
                                                                                |_|
------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

------------------------------------------------------------------------------------------
                              7       SOLE VOTING POWER
                                      None
          NUMBER OF
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH


                             -------------------------------------------------------------
                              8       SHARED VOTING POWER
                                      742,500
                             -------------------------------------------------------------
                              9       SOLE DISPOSITIVE POWER
                                      None
                             -------------------------------------------------------------
                              10      SHARED DISPOSITIVE POWER
                                      742,500
------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        742,500

------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                |_|
------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        4.2%

------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        PN

------------------------------------------------------------------------------------------

------------------------------                    ------------------------------
CUSIP NO.015404106            13D                      PAGE 4 OF 13 PAGES
------------------------------                    ------------------------------

------------------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       The Aries Trust
------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                (a)|_|
                                                                                (b)|_|
------------------------------------------------------------------------------------------
3      SEC USE ONLY


------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS* OO (see Item 3 below)

------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)
                                                                                |_|
------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Cayman Islands

------------------------------------------------------------------------------------------
                              7       SOLE VOTING POWER
                                      None
          NUMBER OF
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH


                             -------------------------------------------------------------
                              8       SHARED VOTING POWER
                                      1,507,500
                             -------------------------------------------------------------
                              9       SOLE DISPOSITIVE POWER
                                      None
                             -------------------------------------------------------------
                              10      SHARED DISPOSITIVE POWER
                                      1,507,500
------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,507,500

------------------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                |_|
------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       8.4%

------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON* OO (see Item 2)

------------------------------------------------------------------------------------------

------------------------------                    ------------------------------
CUSIP NO.015404106            13D                      PAGE 5 OF 13 PAGES
------------------------------                    ------------------------------

------------------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Lindsay A. Rosenwald, M.D.
------------------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                (a)|_|
                                                                                (b)|_|
------------------------------------------------------------------------------------------
3       SEC USE ONLY

------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS* OO (see Item 3 below)

------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
                                                                                |_|
------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

------------------------------------------------------------------------------------------
                              7       SOLE VOTING POWER
                                      None
          NUMBER OF
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH

                             -------------------------------------------------------------
                              8       SHARED VOTING POWER
                                      2,250,000
                             -------------------------------------------------------------
                              9       SOLE DISPOSITIVE POWER
                                      None
                             -------------------------------------------------------------
                              10      SHARED DISPOSITIVE POWER
                                      2,250,000
------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,250,000

------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                |_|
------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        12.5%

------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        IN

------------------------------------------------------------------------------------------

Item 1.     Security and Issuer.

      (a)   Common Stock, $.001 par value ("Shares")

            Alfacell Corp. (the "Issuer")
            225 Bellville Avenue
            Bloomfeild, New Jersey 07003
            (973) 748-8082

Item 2.     Identity and Background.

      Names of Persons Filing:

      (a)   This  statement  is filed  on  behalf  of  Paramount  Capital  Asset
            Management, Inc. ("Paramount Capital"), Aries Domestic Fund, L.P. ("Aries Domestic"), The Aries Trust ("Aries Trust") and Lindsay A. Rosenwald, M.D. ("Dr. Rosenwald" and collectively, "Reporting Parties"). See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

      (b) Paramount Capital's, Aries Domestic's and Dr. Rosenwald's business address is 787 Seventh Avenue, 48th Floor, New York, New York, 10019. The business address for Aries Trust is c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

      (c) Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole shareholder of Paramount Capital,/1/ a Subchapter S corporation incorporated in Delaware. Paramount Capital is the General Partner of Aries Domestic,/2/ a limited partnership incorporated in Delaware. Paramount Capital is the Investment Manager to Aries Trust,/3/ a Cayman Islands Trust.

      (d) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, or trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, or trustees have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f)   Dr. Rosenwald is a citizen of the United States.

      --------------

      /1/ Please see attached Exhibit B indicating the executive officers and directors of Paramount Capital and providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit B is herein incorporated by reference.

      /2/ Please see attached Exhibit C indicating the general partner of Aries Domestic and the general partner's executive officers and directors and providing information called for by Items 2-6 of this statement as to said general partners, officers and directors. Exhibit C is herein incorporated by reference.

      /3/ Please see attached Exhibit D indicating the investment manager of the Aries Trust and the investment manager's executive officers and directors and providing information called for by Items 2-6 of this statement as to said investment manager and officers and directors. Exhibit D is herein incorporated by reference.

Item 3.     Source and Amount of Funds or Other Consideration.

            On February 20, 1998, in a private placement of the Issuer's securities, Aries Domestic used its general funds to purchase 247,500 Units, each "Unit" consisting of two (2) shares of common stock of the issuer and one (1) warrant to purchase one (1) share of common stock of the issuer at an exercise price equal to $2.625 for an aggregate purchase price equal to $990,000 and the Aries Trust used its general funds to purchase 502,500 Units for an aggregate purchase price equal to $2,010,000.

Item 4.     Purpose of Transaction.

            The Reporting Parties acquired shares of Common Stock and Warrants of the Issuer as an investment in the Issuer.

            Although the Reporting Parties have not formulated any definitive plans, they may from time to time acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when they deem it appropriate. The Reporting Parties may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

            Except as indicated in this Schedule 13D, the Reporting Parties currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of
            Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

            (a) As of February 23, 1998, Dr. Rosenwald and Paramount Capital, through acquisition of the shares by the Aries Trust and Aries Domestic, beneficially owned 2,250,000 shares or 12.5% of the Issuer's securities and Aries Domestic and the Aries Trust beneficially owned as follows:

                                                  Amount Owned
                                                  ------------
                  Aries Domestic                  742,500 Shares
                  Aries Trust                   1,507,500 Shares

            (b) Dr. Rosenwald and Paramount Capital share the power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by each of Aries Domestic and Aries Trust.

            (c) Other than as set forth in Item 3 above, the Reporting Parties have not engaged in any transactions in the Common Stock of the Issuer during the past 60 days.

            (d) & (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

            Paramount Capital is the investment manager of the Aries Trust and the General Partner of Aries Domestic and in such capacities has the authority to make certain investment decisions on behalf of such entities, including decisions relating to the securities of the Issuer. In connection with its investment management duties, Paramount Capital receives certain management fees and performance allocations from the Aries Trust and Aries Domestic. Dr. Rosenwald is the sole shareholder of Paramount Capital. Except as indicated in this 13D and exhibits, there is no contract, arrangement, understanding or relationship between the Reporting Parties and any other person, with respect to any securities of the Issuer.

Item 7.     Material to be Filed as Exhibits:

Exhibit A - Copy of an Agreement between Dr. Rosenwald, Paramount Capital, Aries
            Domestic and Aries Trust to file this Statement on Schedule 13D on behalf of each of them.

Exhibit B - List of executive  officers and  directors of Paramount  Capital and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit C - List of  executive  officers  and  directors  of Aries  Domestic and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit D - List  of  executive  officers  and  directors  of  Aries  Trust  and information called for by Items 2-6 of this statement relating to said officers and directors.

                                   SIGNATURES


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:      February 23, 1998
            New York, NY              By /s/ Lindsay A. Rosenwald, M.D.
                                         ------------------------------
                                         Lindsay A. Rosenwald, M.D.
                                         President


                                     ARIES DOMESTIC FUND
                                     By Paramount Capital Asset Management, Inc.
                                        General Partner

Dated:      February 23, 1998
            New York, NY             By /s/ Lindsay A. Rosenwald, M.D.
                                        ------------------------------
                                        Lindsay A. Rosenwald, M.D.
                                        President


                                     THE ARIES TRUST
                                     By Paramount Capital Asset Management, Inc.
                                     Investment Manager

Dated:      February 23, 1998
            New York, NY             By /s/ Lindsay A. Rosenwald, M.D.
                                        ------------------------------
                                        Lindsay A. Rosenwald, M.D.
                                        President


Dated:      February 23, 1998
            New York, NY             By /s/ Lindsay A. Rosenwald, M.D.
                                        ------------------------------
                                         Lindsay A. Rosenwald, M.D.

                                    EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D



            The undersigned hereby agrees to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Alfacell Corp., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.


                                  PARAMOUNT CAPITAL ASSET MANAGEMENT, INC., INC.

Dated:      February 23, 1998
            New York, NY              By /s/ Lindsay A. Rosenwald. M.D.
                                         ------------------------------
                                         Lindsay A. Rosenwald, M.D.
                                         President


                                     ARIES DOMESTIC FUND, L.P.
                                     By Paramount Capital Asset Management, Inc.
                                     General Partner

Dated:      February 23, 1998
            New York, NY             By /s/ Lindsay A. Rosenwald   M.D.
                                        ------------------------------
                                        Lindsay A. Rosenwald, M.D.
                                        President


                                     THE ARIES TRUST
                                     By Paramount Capital Asset Management, Inc.
                                     Investment Manager

Dated:      February 23, 1998
            New York, NY             By /s/ Lindsay A. Rosenwald, M.D.
                                        ------------------------------
                                        Lindsay A. Rosenwald, M.D.
                                        President

Dated:      February 23, 1998
            New York, NY             By /s/ Lindsay A. Rosenwald, M.D.
                                        ------------------------------
                                        Lindsay A. Rosenwald, M.D.

                                    EXHIBIT B

      The name and principal occupation or employment, which in each instance is with Paramount Capital Asset Management, Inc. ("Paramount Capital") located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of Paramount Capital is as follows:

                              PRINCIPAL OCCUPATION
      NAME                                               OR EMPLOYMENT

Lindsay A. Rosenwald, M.D.           Chairman of the Board, President of
                                     Paramount Capital Asset Management, Inc.,
                                     Paramount Capital Investments, LLC and
                                     Paramount Capital, Inc.

Peter Morgan Kash                    Director of Paramount Capital Asset
                                     Management, Inc., Senior Managing Director,
                                     Paramount Capital, Inc.

Dr. Yuichi Iwaki                     Director of Paramount Capital Asset
                                     Management, Inc., Professor, University of
                                     Southern California School of Medicine


Item 2.

      During the five years prior to the date hereof, none of the above persons (to the best of Paramount Capital's knowledge) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

     Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT C

      The name and principal occupation or employment, which is located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of the General Partner of Aries Domestic is as follows:

                                                  PRINCIPAL OCCUPATION
      NAME                                           OR EMPLOYMENT
      ----                                           -------------

Paramount Capital Asset Management, Inc.     General Partner; Investment Manager

      Exhibit B is hereby incorporated by reference.

Item 2.

      During the five years prior to the date hereof, the above person (to the best of Aries Domestic's knowledge) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

      Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT D

      The name and principal occupation or employment, which in each instance is with The Aries Trust ("Aries Trust") located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of Aries Trust is as follows:

                                                    PRINCIPAL OCCUPATION
      NAME                                             OR EMPLOYMENT
      ----                                             -------------

Paramount Capital Asset Management, Inc.             Investment Manager

MeesPierson (Cayman) Limited                         Trustee

      Exhibit B is hereby incorporated by reference.

Item 2.

      During the five years prior to the date hereof, neither of the above persons (to the best of Aries Trust's knowledge) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

      Please refer to Items 3-6 herein reporting the beneficial ownership.